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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F    | |                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes   | |                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AT&T CANADA INC.
                                  (Registrant)



Date: September 26, 2002          By:   /s/ Scott Ewart
                                     -----------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer







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                                                              [LOGO]




          AT&T CANADA PROGRESSES TOWARDS ESTABLISHING A VIABLE CAPITAL STRUCTURE TO SUPPORT THE STRATEGIC DIRECTION OF ITS BUSINESSES

                INTENDS TO PAY DOWN BANK CREDIT FACILITY IN FULL
                     UPON RECEIPT OF STOCK OPTION PROCEEDS

                         CURRENCY SWAP POSITION UNWOUND

             CONTINUES PRODUCTIVE CAPITAL RESTRUCTURING DISCUSSIONS


TORONTO, ON (September 25, 2002) - AT&T Canada Inc. (TSX: TEL.B and NASDAQ:
ATTC) reported today that, as part of its strategy to ensure its future as a strong and growing competitor, it has taken two important steps towards establishing a viable capital structure to support the strategic direction of its businesses.

First, further to AT&T Canada's continuing discussions about its capital restructuring, the company has agreed to repay all amounts drawn from the company's bank credit facility upon the conclusion of the back-end transaction with AT&T Corp. The repayment of the CDN$200 million drawn will be funded with a portion of the approximately CDN$240 million in proceeds that the company expects to receive from the exercise of employee stock options. As the company has stated previously, the back-end is expected to close on October 8 but no later than October 23. After repaying the amount drawn under the bank credit facility, the company will continue to have liquidity in excess of CDN$400 million.

Second, all of AT&T Canada's remaining currency swaps have been unwound in accordance with their terms with the company receiving approximately CDN$85 million in face amount of its outstanding bonds in satisfaction of the counterparties obligation to the company. The bonds received will be cancelled by the company.

David Lazzarato, Executive Vice President and CFO, AT&T Canada said, "These actions are part of our strategy to put in place a viable capital structure that will support the potential of AT&T Canada's businesses. We believe our discussions with our bondholders and AT&T Corp. continue to be encouraging and we are on-track to achieve a consensual restructuring of our public debt by year-end or sooner."

ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B



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and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T
Canada's web site, www.attcanada.com for more information about the company.

Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.


                                    -- ## --


FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                    INVESTORS AND ANALYSTS:
Ian Dale                                  Brock Robertson
(416) 345-2227                            (416) 345-3125
ian.dale@attcanada.com                    brock.robertson@attcanada.com

May Chiarot                               Dan Coombes
(416) 345-2342                            (416) 345-2326
may.chiarot@attcanada.com                 dan.coombes@attcanada.com



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